November 22, 1996

VIA EDGAR TRANSMISSION

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

Re:  Cardiopulmonary Corp.
     CIK: 0001014538
     Registration No. 333-04315

Ladies and Gentlemen:

     On behalf of Cardiopulmonary Corp. (the "Company"), we hereby withdraw the above-referenced registration statement on Form S-1, as amended. The Company has determined not to proceed with the offering described therein at this time due to adverse market conditions, and no shares of common stock were issued or sold pursuant to the above-reference registration statement.

     If you have any questions regarding this matter, please telephone the undersigned at (212) 318-3103 or Robert E. L.
deButts, Jr. of this office at (212) 318-3020.

                                   Very truly yours,

                                   /s/ CHARLES S. LEE

                                   Charles S. Lee


CSL/gr

cc:  Jeffrey Epstein, Esq. (via facsimile)